TSMC Reports First Quarter EPS of NT$7.82

HSINCHU, Taiwan, R.O.C., Apr. 14, 2022 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$491.08 billion, net income of NT$202.73 billion, and diluted earnings per share of NT$7.82 (US$1.40 per ADR unit) for the first quarter ended March 31, 2022.

Year-over-year, first quarter revenue increased 35.5% while net income and diluted EPS both increased 45.1%. Compared to fourth quarter 2021, first quarter results represented a 12.1% increase in revenue and a 22.0% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, first quarter revenue was $17.57 billion, which increased 36.0% year-over-year and increased 11.6% from the previous quarter.

Gross margin for the quarter was 55.6%, operating margin was 45.6%, and net profit margin was 41.3%.

In the first quarter, shipments of 5-nanometer accounted for 20% of total wafer revenue; 7-nanometer accounted for 30%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 50% of total wafer revenue.

“Our first quarter business was supported by strong HPC and Automotive-related demand,” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into second quarter 2022, we expect our business to continue to be supported by HPC and Automotive-related demand, partially offset by smartphone seasonality.”

Based on the Company’s current business outlook, management expects the overall performance for second quarter 2022 to be as follows:

- Revenue is expected to be between US$17.6 billion and US$18.2 billion;

And, based on the exchange rate assumption of 1 US dollar to 28.8 NT dollars,

- Gross profit margin is expected to be between 56% and 58%;

- Operating profit margin is expected to be between 45% and 47%.

TSMC’s 2022 first quarter consolidated results:

(Unit: NT$ million, except for EPS)
	1Q22	1Q21	YoY	4Q21	QoQ
	Amount[a]	Amount	Inc. (Dec.) %	Amount	Inc. (Dec.) %
Net sales	491,076	362,410	35.5	438,189	12.1
Gross profit	273,203	189,839	43.9	230,755	18.4
Income from operations	223,790	150,538	48.7	182,772	22.4
Income before tax	226,832	155,064	46.3	184,819	22.7
Net income	202,733	139,690	45.1	166,232	22.0
EPS (NT$)	7.82[b]	5.39[b]	45.1	6.41[b]	22.0
a: 1Q2022 figures have not been approved by Board of Directors
b: Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 291 distinct process technologies, and manufactured 12,302 products for 535 customers in 2021 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:

Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com